Exhibit 99.1

Letter, dated December 1, 2025

December 1, 2025

Veris Residential, Inc.

210 Hudson Street, Suite 400

Jersey City, NJ 07311

Attention: Tammy Jones and Mahbod Nia (via email)

Dear Ms. Jones and Mr. Nia:

I am writing on behalf of Erez Asset Management, a value-oriented investment fund known for its rigorous, bottom-up diligence across the REIT sector. We currently hold over 4% of Veris’ outstanding common shares, making us one of the Company’s largest active shareholders.

Veris owns an attractive portfolio of multifamily assets in supply-constrained, high-growth markets, which should provide a strong foundation for value creation. Yet, despite the quality of these properties, Veris trades at a discount to net asset value of over 30%. This discount has been remarkably persistent: Veris has traded at a discount to consensus net asset value for all but 15 trading days over the last 10 years.

Despite management’s efforts to enhance the Company’s performance and valuation through asset sales, debt reduction, capital investments and operational initiatives, the significant gap between Veris’ intrinsic value and its valuation in the public markets persists. And, in our view, given the nature of Veris’ challenges, incremental improvements and further one-off asset sales are unlikely to close this gap. Clearly, a different approach is needed.

We believe the most credible and timely path to realizing full value is for the Board to commence a formal review of strategic alternatives that is publicly announced and broadly marketed. Indeed, it is telling that all three of the Company’s most comparable apartment REIT peers - Aimco, Centerspace and Elme - have announced strategic alternatives processes. We believe Veris should similarly embrace this approach to maximize value for its shareholders.

Based on our detailed asset-by-asset underwriting and valuation we estimate that shareholders could realize approximately $22-$25 per share in a sale, after transaction expenses, representing roughly a 40-70% premium to Veris’ current share price.

We believe the Board has a fiduciary obligation to act decisively and expeditiously. Accordingly, we urge you to promptly initiate a comprehensive review of strategic alternatives, accompanied by a public announcement and broad dissemination of the opportunity to all qualified parties.

We respectfully request the opportunity to meet with the Board within the next two weeks to present our analysis and begin a constructive dialogue on the perspective outlined in this letter. Our preference is to engage privately with the Board on these critical matters.

However, given the significant opportunity for value creation at Veris, we are prepared to share our views with the Company’s shareholders, if necessary.

Please respond promptly so that a meeting can be scheduled.

We hope you will embrace our perspective and work with us for the benefit of all Veris shareholders.

Sincerely,

/s/ Bruce Schanzer
Bruce Schanzer Chairman and Chief Investment Officer Erez Asset Management, LLC

cc: Akiva Katz and Ronald Dickerman (via email)